

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

November 20, 2009

*By U.S. Mail and facsimile (850) 878-1230*

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
1301 SE Port St. Lucie Boulevard
Port St. Lucie, Florida 34952

> **Re:   FPB Bancorp, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-161965**
> **Filed November 16, 2009**

Dear Mr. Skiles:

We have monitored your registration statement and your response dated November 16, 2009 to our letter dated November 9, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1/A filed November 16, 2009
General

1.     Please include all of the information in a pre-effective amendment to your registration statement that you may not include in a prospectus filed after it is declared effective pursuant to Securities Act Regulation 424(b). Refer to Securities Act Regulation 430A.

Our Reasons for the Offering, page 4

2.     Revise the last paragraph on page 4 to disclose the amount of capital increase that will be required to meet the 8% and 11% levels based on your capital at September 30, 2009. In

addition, with regard to the requirement that your ratio of classified assets to the sum of your capital and allowance for loan loss be at 60% by September 2010, please revise to include your actual ratio at September 30, 2009.

Documents Incorporated by Reference, page 50

3.    Revise this section to remove incorporation by reference of any future filings as you are not permitted to incorporate documents by reference in such a manner on a Form S-1. Refer to Compliance Disclosure and Interpretation 113.05.

Exhibit 5.1

4.    Please revise your legal opinion to opine to the fact that the warrants you will issue are "binding obligations" of the Company's under the state contract law governing the warrant agreement. In addition, please revise your legal opinion to include all missing information.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt